

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2012

Via E-mail
Mr. David B. Fischer
President and Chief Executive Officer
Greif, Inc.
425 Winter Road
Delaware, Ohio 43015

      Re: **Greif, Inc.**
           Form 10-K for Fiscal Year Ended October 31, 2011
           Filed December 16, 2011
           File No. 1-00566

Dear Mr. Fischer:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                      Sincerely,

                      /s/ A.N. Parker

                      Anne Nguyen Parker
                      Branch Chief